United States securities and exchange commission logo





                              September 8, 2022

       Hugh F. Johnston
       Chief Financial Officer
       PepsiCo, Inc.
       700 Anderson Hill Road
       Purchase, NY 10577

                                                        Re: PepsiCo, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 24,
2022
                                                            File No. 001-01183

       Dear Mr. Johnston:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 24, 2022

       General

   1. Please expand your discussion to address how the experience of your Presiding Director is brought to bear in
connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Presiding Director plays in the leadership of the board. For example,
please enhance your disclosure to address whether or not
                                                        your Presiding Director
may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              why your board
elected to retain direct oversight responsibility for cybersecurity risk rather than assign
oversight to a board committee;
 Hugh F. Johnston
PepsiCo, Inc.
September 8, 2022
Page 2
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                to whom your Global Chief Compliance & Ethics Officer reports;
and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Amanda Ravitz at
(202) 551-
3412 with any questions.



FirstName LastNameHugh F. Johnston                             Sincerely,
Comapany NamePepsiCo, Inc.
                                                               Division of
Corporation Finance
September 8, 2022 Page 2                                       Disclosure
Review Program
FirstName LastName